





10015932

June 18, 2010

RECEIVED

2010 JUN 25 P 5:34

OFFICE OF INTERNATIONAL CORPORATE FINANCE

SUPPL

The U.S. Securities and Exchange Commission
Office of International Corporate Finance
100 F Street, NE
Stop 36-28
Washington DC, 20549
UNITED STATES OF AMERICA

Attention: International Corporate Finance Office

Re: Information Filing to the Stock Exchange of Thailand of Advanced Info Service Public Company Limited

TO WHOM IT MAY CONCERN

Pursuant to Rule 12g3-2(b)(1)(iii) and on behalf of Advanced Info Service Public Company Limited (the "Company") (**File No. 82-3236**), the information described below is enclosed for your attention.

- **Stock Exchange of Thailand Filing, AIS-CP 062/2010**

  Subject: Notification of the record date and book closing date for interest payment of the Company's debentures AIS127A, AIS141A and AIS134A.

  Date: June 18, 2010

The supplement information is provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on January 16, 1997.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed return receipt copy of this letter and returning it to the Group Compliance by fax at (662) 299-5252 attention Mr. Pornrat Janejarassakul.

If you have any questions, please do not hesitate to contact the undersigned in Bangkok, Thailand at (662)299-5116 or by emailing pornratj@ais.co.th

Thank you for your attention in this matter.

Faithfully yours,

Mr. Pong-amorn Nimpoonsawat
Chief Finance Officer
Advanced Info Service Plc.

Enclosure

dlw 6/29

Summary Translation Letter
To the Stock Exchange of Thailand
June 18, 2010

AIS-CP 062/2010

June 18, 2010

Subject: Notification of the record date and book closing date for interest payment of the Company's debentures AIS127A, AIS141A and AIS134A

To: The President
The Stock Exchange of Thailand

Refer:
1. The Letter No. SSO.SSFO.10/2848 of Thai Military Bank Plc., dated June 18, 2010
2. The Letter No. SSO.SSFO.10/2852 of Thai Military Bank Plc., dated June 18, 2010
3. The Letter No. SSO.SSFO.10/2856 of Thai Military Bank Plc., dated June 18, 2010

Advanced Info Service Public Company Limited ("the Company") would like to inform you the Record date and the book closing date for interest payment of the Company's debentures, AIS127A, AIS141 and AIS134A, the details are shown in the reference letters.

Reference 1

SSO.SSFO.10/2848

June 18, 2010

President
The Stock Exchange of Thailand
62 Rachadapisek Road, Bangkok 10110

RE : Scheduled closing the registered book for AIS127A

Dear Sir,

We, TMB Bank Public Company Limited, as a Registrar & Paying Agent of Debentures of Advanced Info Service Public Company Limited No.1/2009 Series 1 Due 2012 would like to inform the record date of the debenture, AIS127A, to determine the right to receive the 6th interest payment on July 8, 2010 and the closing date of the registered book for gathering the debenture holders' names under the Section 225 of the Securities and Exchange Act B.E.2535 will be on July 9, 2010. The interest payment will be made on July 23, 2010 with interest rate of 4.00 % per annum from the period of April 23, 2010 to July 22, 2010 or 91 days of interest period.

Summary Translation Letter
To the Stock Exchange of Thailand
June 18, 2010

Reference 2

SSO.SSFO.10/2852

June 18, 2010

President
The Stock Exchange of Thailand
62 Rachadapisek Road, Bangkok 10110

RE : Scheduled closing the registered book for AIS141A

Dear Sir,

We, TMB Bank Public Company Limited, as a Registrar & Paying Agent of Debentures of Advanced Info Service Public Company Limited No.1/2009 Series 2 Due 2014 would like to inform the record date of the debenture, AIS141A, to determine the right to receive the 6th interest payment on July 8, 2010 and the closing date of the registered book for gathering the debenture holders' names under the Section 225 of the Securities and Exchange Act B.E.2535 will be on July 9, 2010 The interest payment will be made on July 23, 2010 with interest rate of 4.00 % per annum from the period of April 23, 2010 to July 22, 2010 or 91 days of interest period.

Reference 3

SSO.SSFO.10/2856

June 18, 2010

President
The Stock Exchange of Thailand
62 Rachadapisek Road, Bangkok 10110

RE : Scheduled closing the registered book for AIS134A

Dear Sir,

We, TMB BANK Public Company Limited. As a Registrar & Paying Agent Debentures of ADVANCED INFO SERVICE PUBLIC COMPANY LIMITED NO.1/2008, DUE 2013 would like to announce that the registered book of AIS134A will be closed on July 16, 2010 for the right to receive the interest for the period # 9. AIS134A will be paid the interest on July 30, 2010 with interest rate 4.90 % from the period of April 30, 2010 to July 29, 2010 for 91 days.